FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           Larson Davis Incorporated
     ----------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                 Nevada                           87-0429944
     ---------------------------------       --------------------
     (State or other jurisdiction            (IRS Employer
     of incorporation or organization)       Identification No.)



        1681 West 820 North
            Provo, Utah                             84601
     -------------------------                    ----------
     (Address of Principal Executive Offices)     (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

                             None
     ----------------------------------------------------------------------
        Title of each class        Name of each exchange on which
        to be so registered        each class is to be registered

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, Par Value $0.001
     ----------------------------------------------------------------------





         ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO REGISTERED

General

     Larson Davis Incorporated (the "Company"), is authorized to issue 290,000,000 shares of Common Stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The Company's Common Stock is currently listed on the Nasdaq National Market.

Common Stock

     As of February 25, 1997, the Company had 11,107,221 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights and, therefore, a majority of the shares represented, in person or by proxy, at a meeting of stockholders at which a quorum is present are able to elect any member of the Board of Directors then standing for election, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that one-third of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except to the extent that a greater percentage quorum is required by statute.

     Holders of the Common Stock have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     The Common Stock is subject to any voting, dividend, or liquidation preferences that may be established by the board of directors of the Company in designating a class of preferred stock. The Company currently has 200,000 shares designated as its 1995 Series Preferred Stock (the "1995 Preferred Stock"), all of which are issued and outstanding. The 1995 Preferred Stock carries a liquidation preference of $2.50 per share that must be paid prior to any amounts paid to holders of Common Stock. In addition, the 1995 Preferred Stock has an annual cumulative dividend preference of $0.225 per share. The shares of 1995 Preferred Stock are convertible into shares of Common Stock, at the election of the holder. The number of shares into which each share of the 1995 Preferred Stock may be converted is calculated by dividing $3.00 by the average closing bid price for the Common Stock for the 20 trading days preceding conversion. Subject to certain conditions which have been met, the Company can redeem the 1995 Preferred Stock for $2.50 per share or can require the conversion to Common Stock, either on 30 days written notice to the holder of the 1995 Preferred Stock. The shares of 1995 Preferred Stock are entitled to one vote per share for each matter submitted to the stockholders and are voted as a single class with the Common Stock, except as otherwise required by statute. Holders of the 1995 Preferred Stock have no pre-emptive rights to acquire additional shares of Preferred or Common Stock.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends with respect to its Common Stock. The terms of the 1995 Preferred Stock prohibit the payment of dividends on the Common Stock if the annual dividend of $0.225 per share of 1995 Preferred Stock is in arrears. Other than the foregoing, there are no restrictions on the declaration or payment of dividends set forth in the articles of incorporation of the Company or any other agreement with its shareholders. While the required dividends with respect to the 1995 Preferred Stock have been paid by the Company, management anticipates retaining any potential earnings for working capital and investment in growth and expansion of the business of the Company and does not anticipate paying dividends on the Common Stock in the foreseeable future.

Selected Provisions of the Articles of Incorporation

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price and terms of a sinking fund, if any, conversion rights, if any, the amount payable in the event of any voluntary or involuntary liquidation or dissolution of the Company, and voting rights, if any. As described above, the Board of Directors has designated 200,000 shares as 1995 Preferred Stock, all of which are issued and outstanding as of February 25, 1997.

     The Company's Articles of Incorporation also contain certain provisions that classify the board of directors into three classes, with each class serving staggered three-year terms, and that provide that any vacancy on the board of directors may be filled only by the majority vote of the remaining directors then in office, even if such directors constitute less than a quorum. The provisions with respect to a classified board can only be amended or repealed by the affirmative vote of more than 70% of the outstanding Common Stock.


                               ITEM 2.  EXHIBITS

     The following exhibits are filed as part of this Registration Statement on Form 8-A.


 Exhibit
   No.        Title of Document

    1         Articles of Incorporation of Larson Davis Incorporated, as amended
    2         Bylaws of Larson Davis Incorporated



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  February 26, 1997          LARSON DAVIS INCORPORATED


                                   By     /s/ Dan J. Johnson
                                     ------------------------------
                                     Dan J. Johnson, Vice-President